Final Term Sheet Medium-Term Notes, Series Q – Fixed Rate November 3, 2023	Filed Pursuant to Rule 433 Registration No. 333-260663

PACCAR Financial Corp.

Medium-Term Notes, Series Q - Fixed Rate

CUSIP #69371RS72

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☒ J.P. Morgan Securities LLC

☒ BNP Paribas Securities Corp.

☒ BofA Securities, Inc.

☒ Mizuho Securities USA LLC

☐ MUFG Securities Americas Inc.

☒ RBC Capital Markets, LLC

☐ SMBC Nikko Securities America, Inc.

☐ TD Securities (USA) LLC

☐ U.S. Bancorp Investments, Inc.

☒ Wells Fargo Securities, LLC

☒ Other:

ANZ Securities, Inc.

SG Americas Securities, LLC

Siebert Williams Shank & Co., LLC

acting as ☒ principal ☐ agent

at:	☐ varying prices related to prevailing market prices at the time of resale

☒ a fixed initial public offering price of 99.923% of the Principal Amount.

Principal Amount: $400,000,000	Original Issue Date: November 9, 2023 (T+4)

Agent’s Discount or Commission: 0.200%	Final Maturity Date: November 9, 2026

Net Proceeds to Company: $398,892,000	Interest Payment Dates: Semi-annually on each May 9 and November 9, commencing May 9, 2024 Record Dates: April 25 and October 26 preceding the applicable Interest Payment Date

Treasury Benchmark: 4.625% due October 15, 2026

Treasury Yield: 4.628%

Reoffer Spread: T+60bps

Reoffer Yield: 5.228%

Interest Rate: 5.200% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.
☐	The Notes may be redeemed at our option prior to the Maturity Date.

Initial Redemption Date:

Initial Redemption Percentage: ____%

Annual Redemption Percentage Reduction:  % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒	The Notes may not be repaid prior to the Maturity Date.
☐	The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.

Option Repayment Date(s):

Currency:

Specified Currency: USD (If other than U.S. dollars, see attached)

Minimum Denominations: ___________ (Applicable only if Specified Currency is other than U.S. dollars)

Exchange Rate Agent: ___________ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐

Issue Price: ____%

Form: ☒ Book-Entry ☐ Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
J.P. Morgan Securities LLC	Bookrunner	$68,000,000
BNP Paribas Securities Corp.	Bookrunner	$68,000,000
BofA Securities, Inc.	Bookrunner	$68,000,000
RBC Capital Markets, LLC	Bookrunner	$68,000,000
Wells Fargo Securities, LLC	Bookrunner	$68,000,000
ANZ Securities, Inc.	Co-Manager	$15,000,000
Mizuho Securities USA LLC	Co-Manager	$15,000,000
SG Americas Securities, LLC	Co-Manager	$15,000,000
Siebert Williams Shank & Co., LLC	Co-Manager	$15,000,000

Total		$400,000,000

Other Provisions:

N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, J.P. Morgan Securities LLC, BNP Paribas Securities Corp., BofA Securities, Inc., RBC Capital Markets, LLC, Wells Fargo Securities, LLC, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BofA Securities, Inc. toll-free at 1-800-294-1322, RBC Capital Markets, LLC toll-free at 1-866-375-6829, and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.